Exhibit 99.2
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF LINKTONE LTD.
FOR THE RECONVENED ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 17, 2007
     The undersigned shareholder of LINKTONE LTD., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated November 7, 2007, and hereby appoints Michael Guangxin Li, as its proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the reconvened annual general meeting of shareholders of the Company to be held on December 17, 2007 at 10:00 a.m., Shanghai time, at the Company’s principal executive offices at 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, People’s Republic of China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.
This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:
PROPOSAL NO. 1: Elect one Class III director as named below for the term specified or until such director’s successor is elected and duly qualified:

Name	Class	Term
1. Jun Wu	III	Three (3) Years

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 2: Ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of the
     Company for the fiscal year ending December 31, 2007.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:	, 2007

SHAREHOLDER NAME:

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.
Please date, sign and mail this
proxy card back as soon as possible!

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